VALERIE GOLD RESOURCES LTD.

1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
Tel: (604) 687-4622 Fax: (604) 687-4212

03003791

February 10, 2003

03 FEB 11 AM 7:21

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

SUPPL

Dear Sirs/Mesdames:

Re: **Valerie Gold Resources Ltd.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-3339
Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

VALERIE GOLD RESOURCES LTD.

Shannon Ross

Shannon M. Ross,
Corporate Secretary

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Enclosures

dlw 3/12

United States Sec Filing
February 10, 2003

Valerie Gold Resources Ltd.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents required to be Made Public pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

A. News Releases

1. Valerie Closes Flow-Through Financing – December 4, 2002
2. Valerie Gold Appoints New Director -December 16, 2002
3. Valerie Discovers New Gold Zones at Tower Mountain & Options Adjacent Gold Property – January 16, 2003
4. Stock Options Granted – January 21, 2003
5. Valerie Adds to Gold Zones at the Tower Mountain Project, Ontario – January 22, 2003

B. Correspondence with B.C. Securities Commission

1. Form 45-102F2 – December 5, 2002
2. Material Change Report – December 4, 2002
3. Confirmation of Mailing – December 18, 2002
4. Material Change Report – January 16, 2003

C. Proxy Material

1. Annual Return Card – December 18, 2002
2. Notice of Annual Meeting – December 18, 2002
3. Information Circular – December 18, 2002
4. Proxy – December 18, 2002

D. Financials

1. Quarterly and Year end Report for period ended July 31, 2002
2. Consolidated Audited Financial Statement for period ended July 31, 2002
3. Annual Information Form for period ended July 31, 2002

A. News Releases

1. Valerie Closes Flow-Through Financing – December 4, 2002
2. Valerie Gold Appoints New Director -December 16, 2002
3. Valerie Discovers New Gold Zones at Tower Mountain & Options Adjacent Gold Property – January 16, 2003
4. Stock Options Granted – January 21, 2003
5. Valerie Adds to Gold Zones at the Tower Mountain Project, Ontario – January 22, 2003

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com

December 4, 2002

Ticker Symbol: VLG-**TSX Venture Exchange**
SEC 12g3-2(b) exemption 82-3339

VALERIE CLOSES FLOW-THROUGH FINANCING

Valerie Gold Resources Ltd. (VLG-TSX Venture) is pleased to announce the closing of a brokered private placement of 1,178,095 flow-through units at a price of $0.21 per unit, for gross proceeds of $247,400 on November 29, 2002. Each Unit is comprised of one flow-through common share and one half of one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Valerie until May 29, 2004, at an exercise price of $0.25. No flow-through benefits will be attached to any common shares issued upon the exercise of the common share purchase warrants.

Dundee Securities Corporation received a cash commission of 7.5% and a non-transferable Broker Warrant exercisable to purchase 117,810 common shares of Valerie until May 29, 2004, at an exercise price of $0.21 per share.

The shares, share purchase warrants, Broker Warrant and any shares issued upon exercise of the share purchase warrants or Broker Warrant with respect to this private placement are subject to a four month hold period expiring March 30, 2003, and may not be traded except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the exploration of Valerie's Tower Mountain Gold project in Ontario. Valerie acquired the Tower Mountain gold project in June 2002. Since then the Company's geologists have been reviewing the work of previous operators and remodeling the geological setting. The current work program includes trenching, detailed mapping and sampling, and drilling to a total of 1,000 meters in five holes. In combination with litho-geochemical sampling, a new zone of prospective gold mineralization has been discovered where chip sampling of stripped bedrock defines an anomalous area measuring approximately 800 meters along a northeasterly strike. Within this area fourteen of seventeen samples yielded greater than 0.5 grams per tonne gold (g/t Au). In one exposure, a chip sample over a 1-meter by 1-meter area returned a grade of 6.49 g/t Au. The drill holes are to be spaced at 100 m intervals along the new gold zone and are expected to average 200 m of coring. Results from the drill program should be available by February.

Valerie's qualified person for its Tower Mountain gold project is Mr. Thomas Pollock, P.Geol, who is supervising all of the fieldwork, sampling and diamond drilling.

Shannon M. Ross, CA
Chief Financial Officer

Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com / www.langmining.com

December 16, 2002

Ticker Symbol: VLG-TSX Venture
SEC 12g3-2(b) exemption 82-3339

VALERIE GOLD APPOINTS NEW DIRECTOR

Valerie Gold Resources Ltd. (VLG-TSX Venture) is pleased to announce the appointment of Andrew F.B. Milligan as an additional director of the company. Mr. Milligan has been engaged in the gold mining industry for the past 30 years. He is a former President of Glamis Gold Ltd. and Cornucopia Resources Ltd. and is currently a director of Quest Investment Corporation. Frank Lang, Chairman of Valerie Gold Resources stated: "The Company welcomes the addition of an independent director of Andrew Milligan's calibre to its Board of Directors and looks forward to his contributions."

Stephen Wilkinson
President & Chief Executive Officer

Tel (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

03 FEB 11 AM 7:21

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1

January 16, 2003

Ticker Symbol: **VLG**-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALERIE DISCOVERS NEW GOLD ZONES AT TOWER MOUNTAIN & OPTIONS ADJACENT GOLD PROPERTY

Valerie Gold Resources Ltd. (Valerie) is pleased to announce the completion of its 2002 field program at the Tower Mountain property located 40 km (25 miles) west of Thunder Bay, Ontario. The program included outcrop mapping and sampling, trenching and 1,042 meters (m) (3,420 feet) of core drilling and has resulted in the discovery of several new gold zones within a regional gold trend. Two of the new gold zones intersected in two of the diamond drill holes contain high grades of gold that range from 5.05 grams per tonne (g/t) or 0.15 ounces per ton (oz/t) up to 23.17 g/t or 0.68 oz/t across a standard-sample width of 1.5m (4.9 ft). In addition, these zones tend to be associated with or contained within broad zones of lower grade gold mineralization that in one case returned a weighted average grade of 1.05 g/t (0.031 oz/t) gold over a length of 73.5 m (241 ft). The table below summarizes the significant assay results received to date for the first three of the five completed drill holes.

Summary of significant drill intersections with grades equal to or greater than 0.5 g/t(0.01 oz/t) gold for holes DDH02-1 to DDH02-3

Hole #	Intersection		Width		Gold	
	From (m)	To (m)	(m)	(ft)	(g/t)	(oz/t)
DDH02-1	41.0	45.5	4.5	14.8	0.54	0.02
	50.0	51.5	1.5	4.9	0.57	0.02
	78.5	**80.0**	**1.5**	**4.9**	**5.31**	**0.15**
	122.0	123.5	1.5	4.9	1.20	0.03
DDH02-2	9.0	11.0	2.0	6.6	0.68	0.02
	30.5	**42.5**	**12.0**	**39.3**	**3.28**	**0.10**
Including	**41.0**	**42.5**	**1.5**	**4.9**	**23.17**	**0.68**
	54.5	56.0	1.5	4.9	0.53	0.02
	105.5	114.5	9.0	29.5	0.56	0.02
	125.0	128.0	3.0	9.8	0.58	0.02
	138.5	144.5	6.0	19.7	0.59	0.02
	158.0	185.0	27.0	88.5	0.50	0.01
	189.5	191.0	1.5	4.9	0.51	0.01
DDH02-3	53.0	60.5	7.5	24.6	0.62	0.02
	162.5	**236.0**	**73.5**	**241.0**	**1.05**	**0.03**
Including	**177.5**	**192.5**	**15.0**	**49.2**	**2.08**	**0.06**
Including	**179.0**	**180.5**	**1.5**	**4.9**	**5.05**	**0.15**

As described in Valerie's December 30th 2002 news release, widespread gold mineralization at Tower Mountain may be spatially related to the New Gold Trend. The gold trend is a regional structure,

manifested by a linear topographic low that extends in a west-south-west direction across most of the Tower Mountain property from the north contact of the Tower Mountain stock. In addition, lithogeochemical sampling of outcrops in the vicinity of the gold trend is commonly returning high (greater than 150 ppb) anomalous gold contents over an area approximately 1.4 kilometres in strike and up to 400 metres wide. Within the gold anomaly, the Tower Mountain gold mineralization may be associated with and localized at or near the contacts of porphyritic intrusive units of felsic to intermediate composition with flows and volcanoclastic rocks of similar composition. It is believed that the intrusive units are offshoots or dykes that originated from the main body of the Tower Mountain stock. Sulphide minerals are common in all rocks of the Tower Mountain property and range in concentration from trace amounts up to 10%. The main sulphide is pyrite with chalcopyrite, molybdenum and tetrahedrite noted in some sections. Accompanying the gold mineralization is weak to moderate potassic feldspar, sericite and ankerite alteration with quartz and hematite replacement common. Tourmaline also occurs as an alteration product in zones of brecciation and in veins. Notably, visible gold is found as fine specks in veins and veinlets.

Ten trenches were completed and four gold mineralized zones; called "U", "V", "W" and "X", were sampled, returning assays ranging up from 1.20 g/t (0.04 oz/t) gold. The most significant results came from the U and V areas that are situated about 100m apart in the centre part of the structural trend. **Chip samples from the U zone trench returned gold assays of 1.055 g/t (0.03 oz/t), 1.575 g/t (0.05 oz/t) and 108.81 g/t (3.17 oz/t).** Channel samples close to this high-grade area showed a length across the zone that averaged 1.65 g/t (0.05 oz/t) gold over a total sample length of 14.1 m (46 ft). The V trench had similar geology and gold grades, and in one area measuring 1 m by 1 m assayed 6.49 g/t (0.19 oz/t) gold. The U and V gold zones occur up dip from the broad zones of gold enrichment found at a depth of 158 m (518 ft) in hole DDH02-02 and in the last 73.5 m (241 ft) of DDH02-3.

The higher-grade mineralized section in DDH02-2 at 30.5 m (100ft) had an average grade of 3.28 g/t (0.10 oz/t) over 12 m or 39 ft and included the 1.5 m or 5 ft section grading 23.17 g/t (0.68 oz/t) gold. This same zone of mineralization appears to be intersected in DDH02-3 where the 7.5 m (24.6 ft) interval averaged 0.62 g/t (0.02 oz/t) gold. However, trenching or stripping has not yet exposed the up dip surface expressions of this zone.

Maps showing the locations of the Tower Mountain gold zones and trench and drill hole locations may be found in Valerie website; www.valerie gold.com.

The Bateman Lake Property Acquisition

Valerie is pleased to also announce that it has entered into an option agreement to acquire the Bateman Lake Property that is located to the west side to the Tower Mountain claims. Subject to regulatory approval, the option allows Valerie to obtain a 100% interest in the 36 units comprising the Bateman Lake property by making total payments to the Optionors of $40,000 in cash, and issuing 160,000 common shares, and by completing $500,000 in work on the Property over three years as set out below:

(a) CASH PAYMENTS: Valerie will make cash payments to the Optionors of $5,000 on the first anniversary of receipt of regulatory approval of the agreement; $10,000 at the end of 24 months following the date of regulatory approval of this Letter Agreement; and $25,000 at the end of 36 months following the date of regulatory approval of the agreement.

(b) SHARE ISSUANCES: Valerie will issue treasury shares to the Optionors with 40,000 shares issued on the date of the receipt of regulatory approval of the agreement followed by 40,000 shares issued to the Optionors on each of the first, second and third anniversaries of the receipt of regulatory approval.

(c) WORK COMMITMENT: In order to maintain its option, Valerie must complete $500,000 in exploration expenditures on the Property prior to the third anniversary of the receipt of regulatory approval of the agreement.

Upon fulfilling the above obligations, Valerie will hold 100% interest in the Property subject only to:

a) a 2.5% Net Smelter Return ("NSR") to the Optionors where Valerie shall have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production; and,

b) an annual pre-production royalty, commencing on the 48th month following Regulatory Approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of Valerie common shares to be valued by averaging Valerie's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment to be made will be at Valerie's sole discretion.

The geology of the Bateman Lake property is similar to that of Tower Mountain with gold mineralization found to occur proximal to the extension of the New Gold Trend. Previous work has produced several areas of interest where sampled outcrops showed grades of up to 82.0 g/t (2.39 oz/t).

2003 Exploration Program & Project Outlook

In light of the significant discoveries made in the trenching and the results of assaying the first three diamond drill holes, Valerie is planning to continue with an aggressive program into 2003. Work will focus on the further definition of the high-grade gold occurrences within the broad zones of more modest grades. The exploration program will include diamond drilling of up to 1,000 m in up to five holes. Consideration is being given to deepening hole DDH02-3, which had been terminated in a significant zone of interest. It is planned to complete this stage of the drilling by the end of March 2003. With the addition of the Bateman Lake claims, Valerie's geologists will be looking to extend the areas of the lithogeochemical anomalies to the southwest where previous sampling has indicated excellent exploration potential.

The Tower Mountain Property comprises 79 units (mostly single unit claims) plus three freehold patent claims totalling roughly 3,520 acres (1,425 ha). The 36 units of the Bateman Lake property add approximately 1,400 acres (570 ha) to the group and gives Valerie coverage of about 7 km of favourable geology in the gold trend.

For further information on the Tower Mountain area and other Valerie projects, a visit to Valerie's website, www.valeriegold.com is recommended, or contact the Company directly. Shareholders are also invited to attend Valerie's Annual General Meeting being held at 1:30 p.m. on January 22, 2003 in the Four Seasons Hotel, Vancouver, BC.

Stephen Wilkinson,
President & Chief Executive Officer
Valerie Gold Resources Ltd.
Tel: 604 687-4622 / Fax: 604 687-4212

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com

January 21, 2003

Ticker Symbol: **VLG**-TSX Venture
SEC 12g3-2(b) exemption 82-3339
Standard and Poors Listing

STOCK OPTIONS GRANTED

Valerie Gold Resources Ltd. (VLG-TSX Venture Exchange) granted 640,000 share purchase options to employees, directors and officers, on December 20, 2002, exercisable for a ten-year period at a price of $0.25 per share, with an expiry date of December 20, 2012. The options were issued in accordance with the Company's stock option plan approved by shareholders on January 25, 2001.

Stephen J. Wilkinson
President & Chief Executive Officer
Valerie Gold Resources Ltd.
Tel: (604) 687-4622 Fax: (604) 687-4212

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1

January 22, 2003

Ticker Symbol: **VLG**-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALERIE ADDS TO GOLD ZONES AT THE TOWER MOUNTAIN PROJECT, ONTARIO

Valerie Gold Resources Ltd. (Valerie) is pleased to announce receipt of the assays for the remaining two diamond drill holes, DDH02-4 and DDH02-5, completed in its 2002 field program at the Tower Mountain property located 40 km (25 miles) west of Thunder Bay, Ontario. Each of the holes intercepted gold mineralization. The results are reported in the accompanying table. Most notable is the high-grade intersection in DDH02-5 in which the core length of the mineralized structure measured 6.0 m and averaged 2.40 g/t (0.07 oz/t) gold, including an interval of 1.5 m (4.9 ft) that assayed 8.41 g/t (0.25 oz/t). In addition, the results obtained from these two holes confirm the presence of significant gold mineralization along the Tower Mountain structural trend over a strike of approximately 700 m (2,300 ft).

Summary of significant drill intersections with grades equal to or greater than 0.5 g/t (0.01 oz/t) gold for holes DDH02-4 to DDH02-5

Hole #	Intersection		Width		Gold	
	From (m)	To (m)	(m)	(ft)	(g/t)	(oz/t)
DDH02-4	113.0	114.5	1.5	4.9	1.39	0.04
	129.5	132.5	3.0	9.8	0.57	0.02
	144.5	147.5	3.0	9.8	0.55	0.02
DDH02-5	**105.5**	**111.5**	**6.0**	**19.7**	**2.40**	**0.07**
Including	**110.0**	**111.5**	**1.5**	**4.9**	**8.41**	**0.25**
	146.0	147.5	1.5	4.9	2.89	0.08

The Tower Mountain Project includes the Tower Mountain property, comprised of 79 units (mostly single unit claims) plus three freehold patent claims totalling roughly 3,520 acres (1,425 ha) and the 36 units of the Bateman Lake property adding approximately 1,400 acres (570 ha) to the group. In total, the land position affords Valerie coverage of about 7 km of favourable geology in the gold trend.

For further information on the Tower Mountain area and other Valerie projects, a visit to Valerie's website, www.valeriegold.com is recommended, or contact the Company directly. Shareholders are also invited to attend Valerie's Annual General Meeting being held at 1:30 p.m. on January 22, 2003 at the Four Seasons Hotel, Vancouver, BC.

Stephen Wilkinson,
President & Chief Executive Officer
Valerie Gold Resources Ltd.
VLG – TSX Venture Exchange
Tel: 604 687-4622 / Fax: 604 687-4212

B. Correspondence with B.C. Securities Commission

1. Form 45-102F2 – December 5, 2002
2. Material Change Report – December 4, 2002
3. Confirmation of Mailing – December 18, 2002
4. Material Change Report – January 16, 2003

03 FEB 11 AM 7:21

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102 Resale of Securities

Valerie Gold Resources Ltd. (the "Company") has distributed securities under a provision listed in Appendix E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on November 29, 2002, of private placement units consisting of an aggregate 1,178,095 common shares and 589,047 warrants to purchase up to an additional 589,047 common shares of the Company and a Broker Warrant to Dundee Securities Corporation to purchase up to 117,810 common shares of the Company, the Company was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver this 5 th day of December 2002.

Valerie Gold Resources Ltd.

By: "Shannon Ross"
Shannon Ross, Secretary

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Valerie Gold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

November 29, 2002

Item 3. **Press Release**

December 4, 2002

Item 4. **Summary of Material Change**

Valerie Gold Resources Ltd. Closes Flow-Through Financing

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Stephen J. Wilkinson
President and Chief Executive Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

December 5th, 2002
Date

"Shannon Ross" (signed)
Signature

Shannon Ross
Name

Secretary and Chief Financial Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.valeriegold.com

December 4, 2002

Ticker Symbol: VLG-**TSX Venture Exchange**
SEC 12g3-2(b) exemption 82-3339

VALERIE CLOSES FLOW-THROUGH FINANCING

Valerie Gold Resources Ltd. (VLG-TSX Venture) is pleased to announce the closing of a brokered private placement of 1,178,095 flow-through units at a price of $0.21 per unit, for gross proceeds of $247,400 on November 29, 2002. Each Unit is comprised of one flow-through common share and one half of one non-transferable common share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Valerie until May 29, 2004, at an exercise price of $0.25. No flow-through benefits will be attached to any common shares issued upon the exercise of the common share purchase warrants.

Dundee Securities Corporation received a cash commission of 7.5% and a non-transferable Broker Warrant exercisable to purchase 117,810 common shares of Valerie until May 29, 2004, at an exercise price of $0.21 per share.

The shares, share purchase warrants, Broker Warrant and any shares issued upon exercise of the share purchase warrants or Broker Warrant with respect to this private placement are subject to a four month hold period expiring March 30, 2003, and may not be traded except as permitted by the *British Columbia Securities Act* and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the exploration of Valerie's Tower Mountain Gold project in Ontario. Valerie acquired the Tower Mountain gold project in June 2002. Since then the Company's geologists have been reviewing the work of previous operators and remodeling the geological setting. The current work program includes trenching, detailed mapping and sampling, and drilling to a total of 1,000 meters in five holes. In combination with litho-geochemical sampling, a new zone of prospective gold mineralization has been discovered where chip sampling of stripped bedrock defines an anomalous area measuring approximately 800 meters along a northeasterly strike. Within this area fourteen of seventeen samples yielded greater than 0.5 grams per tonne gold (g/t Au). In one exposure, a chip sample over a 1-meter by 1-meter area returned a grade of 6.49 g/t Au. The drill holes are to be spaced at 100 m intervals along the new gold zone and are expected to average 200 m of coring. Results from the drill program should be available by February.

Valerie's qualified person for its Tower Mountain gold project is Mr. Thomas Pollock, P.Geol., who is supervising all of the fieldwork, sampling and diamond drilling.

Shannon M. Ross, CA
Chief Financial Officer

Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400

Computershare Trust Company of Canada
510 Burrard Street, Vancouver, BC V6C 3B9 Tel.: (604) 661-9400 Fax: (604) 683-3694

December 18, 2002

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Subject: **Valerie Gold Resources Ltd.**

We confirm that the following material was sent by pre-paid mail on December 18, 2002, to the registered shareholders of the subject Corporation:

1. Notice of Annual General Meeting / Information Circular / Quarterly and Year End Report - BC Form 51-901F for Quarter Ended July 31, 2002 / Consolidated Financial Statements as at July 31, 2002 and 2001.
2. Proxy
3. Supplemental Mailing List Return Card
4. Return Envelope

We further confirm that copies of the above mentioned material were sent by courier to each intermediary holding shares of the Corporation who responded to the search procedures pursuant to **Canadian Securities Administrators' National Instrument 54-101 regarding communication with Beneficial Owners of Securities of a Reporting Issuer**.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

"Adeline Niccoli"
Assistant Account Manager
Stock Transfer, Client Services
Telephone: (604) 661-0270
Fax: (604) 683-3694

/an

BC FORM 53-901F
Form 25 (*Securities Act,* 1988 (Saskatchewan))
Form 26 (*Securities Act* (Newfoundland))
Form 27 (*Securities Act* (Nova Scotia))

03 FEB 11 AM 7:21

Material Change Report
Under:
Section 85(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 75(2) of the *Securities Act* (Ontario)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of the *Securities Act* (Newfoundland)
Section 84 (1) of *Securities Act* (Saskatchewan)

Item 1 **Reporting Issuer**

Valerie Gold Resources Ltd.
1400 - 570 Granville Street
Vancouver, BC V6C 3P1

(the "Company")

Telephone: (604) 687-4622

Item 2. **Date of Material Change**

January 16, 2003

Item 3. **Press Release**

January 16, 2003

Item 4. **Summary of Material Change**

Valerie Discovers New Gold Zones at Tower Mountain

Item 5. **Full Description of Material Change**

See attached press release

Item 6. **Reliance on Section 85(2) of the Act**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Shannon M. Ross
Secretary and Chief Financial Officer
1400 – 570 Granville Street
Vancouver, BC V6C 3P1

Telephone: (604) 687-4622

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

January 23, 2003
Date

"Stephen J. Wilkinson" (signed)
Signature

Stephen J. Wilkinson
Name

President and Chief Executive Officer
Position

Vancouver, British Columbia
Place of Declaration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1

January 16, 2003

Ticker Symbol: **VLG**-TSX Venture Exchange
SEC 12g3-2(b) exemption 82-3339

VALERIE DISCOVERS NEW GOLD ZONES AT TOWER MOUNTAIN & OPTIONS ADJACENT GOLD PROPERTY

Valerie Gold Resources Ltd. (Valerie) is pleased to announce the completion of its 2002 field program at the Tower Mountain property located 40 km (25 miles) west of Thunder Bay, Ontario. The program included outcrop mapping and sampling, trenching and 1,042 meters (m) (3,420 feet) of core drilling and has resulted in the discovery of several new gold zones within a regional gold trend. Two of the new gold zones intersected in two of the diamond drill holes contain high grades of gold that range from 5.05 grams per tonne (g/t) or 0.15 ounces per ton (oz/t) up to 23.17 g/t or 0.68 oz/t across a standard-sample width of 1.5m (4.9 ft). In addition, these zones tend to be associated with or contained within broad zones of lower grade gold mineralization that in one case returned a weighted average grade of 1.05 g/t (0.031 oz/t) gold over a length of 73.5 m (241 ft). The table below summarizes the significant assay results received to date for the first three of the five completed drill holes.

Summary of significant drill intersections with grades equal to or greater than 0.5 g/t(0.01 oz/t) gold for holes DDH02-1 to DDH02-3

Hole #	Intersection From (m)	To (m)	Width (m)	Width (ft)	Gold (g/t)	Gold (oz/t)
DDH02-1	41.0	45.5	4.5	14.8	0.54	0.02
	50.0	51.5	1.5	4.9	0.57	0.02
	78.5	**80.0**	**1.5**	**4.9**	**5.31**	**0.15**
	122.0	123.5	1.5	4.9	1.20	0.03
DDH02-2	9.0	11.0	2.0	6.6	0.68	0.02
	30.5	**42.5**	**12.0**	**39.3**	**3.28**	**0.10**
Including	**41.0**	**42.5**	**1.5**	**4.9**	**23.17**	**0.68**
	54.5	56.0	1.5	4.9	0.53	0.02
	105.5	114.5	9.0	29.5	0.56	0.02
	125.0	128.0	3.0	9.8	0.58	0.02
	138.5	144.5	6.0	19.7	0.59	0.02
	158.0	185.0	27.0	88.5	0.50	0.01
	189.5	191.0	1.5	4.9	0.51	0.01
DDH02-3	53.0	60.5	7.5	24.6	0.62	0.02
	162.5	**236.0**	**73.5**	**241.0**	**1.05**	**0.03**
Including	**177.5**	**192.5**	**15.0**	**49.2**	**2.08**	**0.06**
Including	**179.0**	**180.5**	**1.5**	**4.9**	**5.05**	**0.15**

As described in Valerie's December 30th 2002 news release, widespread gold mineralization at Tower Mountain may be spatially related to the New Gold Trend. The gold trend is a regional structure, manifested by a linear topographic low that extends in a west-south-west direction across most of the Tower Mountain property from the north contact of the Tower Mountain stock. In addition, lithogeochemical sampling of outcrops in the vicinity of the gold trend is commonly returning high (greater than 150 ppb) anomalous gold contents over an area approximately 1.4 kilometres in strike and up to 400 metres wide. Within the gold anomaly, the Tower Mountain gold mineralization may be associated with and localized at or near the contacts of porphyritic intrusive units of felsic to intermediate composition with flows and volcanoclastic rocks of similar composition. It is believed that the intrusive units are offshoots or dykes that originated from the main body of the Tower Mountain stock. Sulphide minerals are common in all rocks of the Tower Mountain property and range in concentration from trace amounts up to 10%. The main sulphide is pyrite with chalcopyrite, molybdenum and tetrahedrite noted in some sections. Accompanying the gold mineralization is weak to moderate potassic feldspar, sericite and ankerite alteration with quartz and hematite replacement common. Tourmaline also occurs as an alteration product in zones of brecciation and in veins. Notably, visible gold is found as fine specks in veins and veinlets.

Ten trenches were completed and four gold mineralized zones; called "U", "V", "W" and "X", were sampled, returning assays ranging up from 1.20 g/t (0.04 oz/t) gold. The most significant results came from the U and V areas that are situated about 100m apart in the centre part of the structural trend. **Chip samples from the U zone trench returned gold assays of 1.055 g/t (0.03 oz/t), 1.575 g/t (0.05 oz/t) and 108.81 g/t (3.17 oz/t)**. Channel samples close to this high-grade area showed a length across the zone that averaged 1.65 g/t (0.05 oz/t) gold over a total sample length of 14.1 m (46 ft). The V trench had similar geology and gold grades, and in one area measuring 1 m by 1 m assayed 6.49 g/t (0.19 oz/t) gold. The U and V gold zones occur up dip from the broad zones of gold enrichment found at a depth of 158 m (518 ft) in hole DDH02-02 and in the last 73.5 m (241 ft) of DDH02-3.

The higher-grade mineralized section in DDH02-2 at 30.5 m (100ft) had an average grade of 3.28 g/t (0.10 oz/t) over 12 m or 39 ft and included the 1.5 m or 5 ft section grading 23.17 g/t (0.68 oz/t) gold. This same zone of mineralization appears to be intersected in DDH02-3 where the 7.5 m (24.6 ft) interval averaged 0.62 g/t (0.02 oz/t) gold. However, trenching or stripping has not yet exposed the up dip surface expressions of this zone.

Maps showing the locations of the Tower Mountain gold zones and trench and drill hole locations may be found in Valerie website; www.valeriegold.com.

The Bateman Lake Property Acquisition

Valerie is pleased to also announce that it has entered into an option agreement to acquire the Bateman Lake Property that is located to the west side to the Tower Mountain claims. Subject to regulatory approval, the option allows Valerie to obtain a 100% interest in the 36 units comprising the Bateman Lake property by making total payments to the Optionors of $40,000 in

cash, and issuing 160,000 common shares, and by completing $500,000 in work on the Property over three years as set out below:

(a) CASH PAYMENTS: Valerie will make cash payments to the Optionors of $5,000 on the first anniversary of receipt of regulatory approval of the agreement; $10,000 at the end of 24 months following the date of regulatory approval of this Letter Agreement; and $25,000 at the end of 36 months following the date of regulatory approval of the agreement.

(b) SHARE ISSUANCES: Valerie will issue treasury shares to the Optionors with 40,000 shares issued on the date of the receipt of regulatory approval of the agreement followed by 40,000 shares issued to the Optionors on each of the first, second and third anniversaries of the receipt of regulatory approval.

(c) WORK COMMITMENT: In order to maintain its option, Valerie must complete $500,000 in exploration expenditures on the Property prior to the third anniversary of the receipt of regulatory approval of the agreement.

Upon fulfilling the above obligations, Valerie will hold 100% interest in the Property subject only to:

a) a 2.5% Net Smelter Return ("NSR") to the Optionors where Valerie shall have the right to purchase 1.5% of the NSR for $1,000,000 at any time up to commencement of commercial production; and,

b) an annual pre-production royalty, commencing on the 48th month following Regulatory Approval of the agreement and ending upon the commencement of commercial production, of $10,000 or $10,000 worth of Valerie common shares to be valued by averaging Valerie's common share closing price on the TSX Venture Exchange over the 20-day trading period immediately preceding the applicable payment date. The form of compensation payment to be made will be at Valerie's sole discretion.

The geology of the Bateman Lake property is similar to that of Tower Mountain with gold mineralization found to occur proximal to the extension of the New Gold Trend. Previous work has produced several areas of interest where sampled outcrops showed grades of up to 82.0 g/t (2.39 oz/t).

2003 Exploration Program & Project Outlook

In light of the significant discoveries made in the trenching and the results of assaying the first three diamond drill holes, Valerie is planning to continue with an aggressive program into 2003. Work will focus on the further definition of the high-grade gold occurrences within the broad zones of more modest grades. The exploration program will include diamond drilling of up to 1,000 m in up to five holes. Consideration is being given to deepening hole DDH02-3, which had been terminated in a significant zone of interest. It is planned to complete this stage of the

drilling by the end of March 2003. With the addition of the Bateman Lake claims, Valerie's geologists will be looking to extend the areas of the lithogeochemical anomalies to the southwest where previous sampling has indicated excellent exploration potential.

The Tower Mountain Property comprises 79 units (mostly single unit claims) plus three freehold patent claims totalling roughly 3,520 acres (1,425 ha). The 36 units of the Bateman Lake property add approximately 1,400 acres (570 ha) to the group and gives Valerie coverage of about 7 km of favourable geology in the gold trend.

For further information on the Tower Mountain area and other Valerie projects, a visit to Valerie's website, www.valeriegold.com is recommended, or contact the Company directly. Shareholders are also invited to attend Valerie's Annual General Meeting being held at 1:30 p.m. on January 22, 2003 in the Four Seasons Hotel, Vancouver, BC.

Stephen Wilkinson,

President & Chief Executive Officer

Valerie Gold Resources Ltd.

Tel: 604 687-4622 / Fax: 604 687-4212

C. Proxy Material

1. Annual Return Card – December 18, 2002
2. Notice of Annual Meeting – December 18, 2002
3. Information Circular – December 18, 2002
4. Proxy – December 18, 2002

ANNUAL RETURN CARD
(REQUEST FOR INTERIM FINANCIAL STATEMENTS)

NOTICE TO SHAREHOLDERS OF VALERIE GOLD RESOURCES LTD.

In accordance with National Instrument No. 54-102, registered and non-registered (beneficial) shareholders may request annually to have their names added to a company's supplemental mailing list in order to receive interim financial statements of the company. If you wish to receive such statements, please complete and return this form to:

Valerie Gold Resources Ltd.
1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

TO: VALERIE GOLD RESOURCES LTD.

The undersigned certifies that he/she is a registered/non-registered owner of securities (other than debt instruments) of the Valerie Gold Resources Ltd. ("Valerie") and requests that he/she be placed on the Valerie's Supplemental Mailing List in order to receive Valerie's interim financial statements.

____
Name of Registered/Non-Registered Shareholder - Please Print

____
Address/City/Province/Postal Code

Signature	Date
Fax	E-mail Address

By providing an Email address or fax number, you will be deemed to be consenting to the electronic delivery to you at such E-mail address or fax number of Valerie's interim financial statements, if delivery by electronic means is allowed by applicable regulatory rules and policies.

VALERIE GOLD RESOURCES LTD.

Suite 1400 – 570 Granville Street
Vancouver, British Columbia, V6C 3P1

03 FEB 11 AM 7:21

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN THAT the annual general meeting (the "Meeting") of the members of **Valerie Gold Resources Ltd.** (the "Company") will be held at Suite 1400, 570 Granville Street, Vancouver, British Columbia, on January 22, 2003, at the hour of 1:30 p.m., Vancouver time, for the following purposes:

1. To receive and consider the report of the directors and the consolidated financial statements of the Company together with the auditor's report thereon for the financial year ended July 31, 2002.

2. To fix the number of directors at six.

3. To elect directors for the ensuing year.

4. To appoint the auditor for the ensuing year and authorize the directors to fix the remuneration to be paid to the auditor.

5. To consider and, if thought fit, to approve a special resolution authorizing a change of the name of the Company from "Valerie Gold Resources Ltd." to "ValGold Resources Ltd." or such other name as decided upon by the directors and acceptable to the Registrar of Companies for British Columbia and the TSX Venture Exchange and altering the Memorandum of the Company accordingly.

6. To consider and, if thought fit, to pass a special resolution altering the Company's Memorandum to the form attached to the information circular and marked Schedule "B" thereto so that the Memorandum, as altered, shall at the time of filing comply with the Company Act.

7. To authorize the directors in their discretion to amend stock options granted to insiders, directors, senior officers, employees or consultants, subject to regulatory approvals, as more fully set forth in the Information Circular accompanying this notice.

8. To transact such further or other business as may properly come before the meeting and any adjournments thereof.

An Information Circular and a copy of the Annual Report of the Company for the year ended July 31, 2002 accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting. The Annual Report includes the consolidated financial statements and the auditor's report thereon.

If you are unable to attend the meeting in person, and wish to ensure that your shares will be voted at the meeting, please complete, sign and date the enclosed proxy form and deliver it by fax, hand or mail in accordance with the instructions set out in the proxy form and Information Circular.

DATED this 18th day of December, 2002.

BY ORDER OF THE BOARD

"Stephen J. Wilkinson"

Stephen J. Wilkinson
President

VALERIE GOLD RESOURCES LTD
#1400 - 570 Granville Street
Vancouver, British Columbia
V6C 3P1

INFORMATION CIRCULAR

(As at November 30, 2002, except as indicated)

This information circular is furnished in connection with the solicitation of proxies by the management of VALERIE GOLD RESOURCES LTD. (the "Company") for use at the annual general meeting of the Company to be held on January 22, 2003, and at any adjournments thereof, at the time and place and for the purposes set forth in the accompanying Notice of Annual General Meeting. Pursuant to section 111 of the *Company Act* (British Columbia), advance notice of the Meeting was published in the Province newspaper on November 26th, 2002.

Unless the context otherwise requires, references to the Company include the Company and its subsidiaries.

SOLICITATION OF PROXIES

The solicitation will be conducted primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or Directors of the Company (the "Management Proxyholders").

A shareholder has the right to appoint a person, who need not be a shareholder, other than a Management Proxyholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting the desired person's name in the blank space provided or by executing a proxy in a form similar to the enclosed form.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the member (the "shareholder") on any ballot that may be called for.

If no choice is specified and one of the Management Proxyholders is appointed by a shareholder as proxyholder, such person will vote in favour of the matters proposed at the Meeting and for all other matters proposed by management at the Meeting.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

COMPLETION AND RETURN OF PROXY

A proxy will not be valid unless completed, signed, dated and delivered to the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada by fax (604) 683-3694, by mail or by hand at 4th Floor - 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.

REGISTERED AND NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions, which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders who wish their shares to be voted at the Meeting should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before i has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The instrument revoking the proxy must be in writing duly executed and delivered either to Computershare Trust Company of Canada or to the registered office of the Company, Suite 1400, 570 Granville Street, Vancouver, British Columbia, V6C 3P1, at any time up to and including the last business day that precedes the day of the Meeting, or if the Meeting is adjourned, that precedes any reconvening thereof, or with the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 100,000,000 common shares without par value (the "common shares"), of which 13,718,702 common shares are issued and outstanding as at November 30, 2002. The holders of common shares are entitled to one vote for each common share held. Holders of common shares of record at the close of business on December 13, 2002, will be entitled to receive notice of and vote at the meeting.

To the knowledge of the Directors and senior officers of the Company, no person beneficially owns, directly or indirectly, or exercises control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Company, except the following:

Name	No. of Common Shares Owned or Controlled	Percentage of Outstanding Common Shares
Frank A. Lang	1,785,455 [1]	13.01%

(1) Of these common shares, 365,294 are held indirectly in the name of Dauntless Developments Ltd., 39,000 are held in the name of Mark Management Ltd., and 20,000 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

ELECTION OF DIRECTORS

The Directors of the Company are elected at each Annual General Meeting and hold office until the next Annual General Meeting or until their successors are appointed. In the absence of instructions to the contrary, the enclosed proxy will be voted for the nominees herein listed.

Member approval will be sought to fix the number of directors of the Company at six.

The Company is required to have an audit committee. Members of this committee are Stephen J. Wilkinson, Sargent H. Berner and A. Darryl Drummond.

Management of the Company proposes to nominate each of the following persons for election as a Director. Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or (directly/indirectly) controlled (1)
STEPHEN J. WILKINSON North Vancouver, BC President, CEO & Director	President and Chief Executive Officer, Northern Orion Explorations Ltd.; Mining Analyst, Global Mining and Metals Group for RBC Dominion Securities Inc.	Served as director since July 18, 2001	40,000 (5)
FRANK A. LANG West Vancouver, BC Non-Executive Chairman & Director	Honorary Chairman of Aurizon Mines Ltd.; President, CEO and Director of Cream Minerals Ltd.; Non-Executive Chairman and Director of Emgold Mining Corporation Chairman and Director of Sultan Minerals Inc.	Served as a director since November 26, 1990	1,785,455 (2)
WILLIAM J. WITTE West Vancouver, BC Executive Vice President & Director	Director and Executive Vice-President of Cream Minerals Ltd.,. and Emgold Mining Corporation. Independent businessman involved with the evaluation, financing, development and operation of world-class mineral exploration properties and mines, and also real estate investments.	Served as a director since October 15, 1998	120,000 (3)
A. DARRYL DRUMMOND Vancouver, BC Director	Ph.D., P.Eng., Consulting Geologist Engineer	Served as a director since November 3, 1998	90,000 (4)
SARGENT H. BERNER Vancouver, BC Director	Partner of DuMoulin Black, Barristers & Solicitors	Served as a director since January 23, 1996	NIL

Name, Municipality of Residence and Position	Principal Occupation or employment and, if not a previously elected Director, occupation during the past 5 years	Previous Service as a Director	Number of Common Shares beneficially owned or (directly/indirectly) controlled (1)
ANDREW F. G. MILLIGAN Vancouver, BC Director Nominee	Independent businessman; Formerly President and Chief Executive Officer of Cornucopia Resources Ltd.; Chairman and Director, Stockscape.com Technologies Inc.	Nominee	NIL

(1) Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at November 30, 2002, based upon information furnished to the Company by individual Directors. Unless otherwise indicated, such shares are held directly.

(2) Of these common shares, 365,294 are held indirectly in the name of Dauntless Developments Ltd., 39,000 are held in the name of Mark Management Ltd., and 20,000 are held in the name of Lang Mining Corporation, all private companies controlled by Frank A. Lang.

(3) Of these shares, 35,000 common shares are held indirectly in an RSP account.

(4) Of these shares, 30,000 common shares are held indirectly in the name of Quad D Holdings Corporation, a private company controlled by A. Darryl Drummond.

(5) All these shares are held indirectly in the name of Dunrowan Management Ltd., a private company controlled by Stephen J. Wilkinson.

EXECUTIVE COMPENSATION

The following table (presented in accordance with the rules ("the Rules") made under the *Securities Act* (British Columbia)) sets forth all annual and long term compensation for services in all capacities to the Company and its subsidiaries for the three most recently completed financial years (to the extent required by the Rules) in respect of each of the individuals comprised of the Chief Executive Officer as at July 31, 2002, and the other four most highly compensated executive officers of the Company as at July 31, 2002, whose individual total compensation for the most recently completed financial year exceeded $100,000 and any individual who would have satisfied these criteria but for the fact that individual was not serving as such an officer at the end of the most recently completed financial year (collectively "the Named Executive Officers").

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Option/ SAR's granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All other Compensation ($)
Stephen J. Wilkinson President & CEO	2002	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2001	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2000	NIL	NIL	NIL	NIL	NIL	NIL	NIL

Frank A. Lang [1] Chairman	2002	105,000	NIL	228,150	NIL	NIL	NIL	NIL
	2001	105,000	NIL	55,000	375,000	NIL	NIL	NIL
	2000	105,000	NIL	60,000	NIL	NIL	NIL	NIL

(1) Frank Lang was replaced as President by Stephen J. Wilkinson on September 1, 2002. During the tenure of his office as President of the Company and until July 31, 2002, Frank Lang's salary was paid by Lang Mining Corporation ("Lang Mining"). The Company reimbursed Lang Mining for the full amount of Mr. Lang's salary reported in the table for the three years. The amount shown under Other Annual Compensation is the management fee paid by the Company to Lang Mining for the buyout of the remaining term of the management contract with Lang Mining, as prepared by experts under the supervision of the independent directors of the Company. Lang Mining is a private company owned by Mr. Frank A. Lang.

During the year ender July 31, 2002, management, administrative, geological and other services were provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. See "Management Contracts" for further information.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities) was paid.

Option Grants During the Most Recently Completed Financial Year

There were no options granted during the most recently completed financial year.

Aggregated Options/SAR Exercises in Last Financial Year and Financial Year-End Option/SAR Values

The Named Executive Officers did not exercise any options in respect of the Company's shares during the most recently completed financial year and held exercisable options to purchase 475,000 common shares at a price of $0.43 in the Company.

Termination of Employment, Changes in Responsibility and Employment Contracts:

The Company and its subsidiaries have no employment contracts with any Named Executive Officer.

The Company and its subsidiaries have no compensatory plan or arrangement in respect of compensation received or that may be received by the Named Executive Officers in the Company's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Compensation of Directors

On July 8, 1997, the Company adopted an arrangement whereby outside directors are compensated by way of a $10,000 annual retainer and a fee of $600 per directors' meeting attended. As well, the Company has a formalized stock option plan in place for the granting of incentive stock options to the directors, among others.

The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the Directors of the Company and to closely align the personal interests of such persons to that of the shareholders.

There were no individual grants of options to purchase securities of the Company made during the most recently completed financial year to the Directors of the Company (excluding the Named Executive Officers).

Stock options are a significant component of the compensation received by the Directors and serve to provide incentive to such individuals to act in the best interests of the Company and its shareholders.

INDEBTEDNESS TO COMPANY OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any Director, executive officer, senior officer, proposed nominee for election as a Director or associate of them, to or guaranteed or supported by the Company or any of its subsidiaries either pursuant to an employee stock purchase program of the Company or otherwise during the most recently completed financial year, other than related to the Management Services Agreement with Lang Mining Corporation ("Lang Mining"). See "Interest of Insiders in Material Transactions – Management Agreement" for further information.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider or proposed nominee for election as a Director of the Company and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction since the commencement of the Company's last completed financial year or in any proposed transaction which in either such case has materially affected or will materially affect the Company, except as follows:

Management Agreement - Lang Mining Corporation ("Lang Mining")

The Company had a Management Services Agreement (the "Agreement") with Lang Mining, a private company controlled by Frank Lang, a director of the Company. Under the Agreement, Lang Mining provided the Company with geological, administrative and management and office services (hereinafter collectively referred to as the "Services"). In consideration for the Services, the Company agreed to pay Lang Mining a monthly management fee of $5,000 (the "Fee") during the term of the Agreement and to reimburse Lang Mining for administrative fees and expenses incurred on behalf of the Company. Additionally, the Agreement required the Company to pay Lang Mining a surcharge of 15% on the total administrative fees and expenses incurred by Lang Mining on behalf of the Company.

Lang Mining is a private company of which Frank A. Lang is the President, a Director and a major shareholder. As at July 31, 2002, Lang Mining owed the Company $723 for advance payments on Services provided.

Management Agreement – LMC Management Services Ltd. ("LMC")

Commencing August 1, 2001, the Company's, management, administrative, geological and other services were provided by LMC, a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company. During the year ended July 31, 2002, the Company paid LMC the sum of $487,417 for these services. Currently the Company has a 25% interest in LMC. There is no difference between the cost of $1 and

equity value. Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement. At July 31, 2002, the Company has a receivable from LMC of $65,094.

APPOINTMENT OF AUDITOR

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, of Suite 1400, 601 West Hastings Street, Vancouver, British Columbia, as the auditor of the Company to hold office for the ensuing year at a remuneration to be fixed by the Directors.

MANAGEMENT CONTRACTS

The Company has a Shareholder and Operating Agreement with LMC Management Services Ltd., whereby management, administrative, geological and other services were provided by LMC, a private company held jointly by the Company and other public companies, to provide services at cost to the various public entities currently sharing office space with the Company.. See "Interest of Insiders in Material Transactions – Management Agreement – LMC Management Services Ltd ("LMC")" for further information.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as set out herein, no Director or senior officer of the Company or any proposed nominee of management of the Company for election as a Director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial interest, direct or indirect, by way of beneficial ownership or otherwise, in matters to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate governance relates to the activities of the Board, the members of which are elected by and are accountable to the shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day to day management of the Company. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making. The Company's general approach to corporate governance is summarized below. The Board is currently reviewing the guidelines for improved corporate governance in Canada adopted by the TSX (the "Exchange Guidelines"). More detailed information regarding the Company's compliance with the fourteen (14) specific Exchange Guidelines is set out in Schedule "A" hereto.

The Board is currently composed of six directors. All the proposed nominees are current directors of the Company, including Andrew Milligan who is standing for election for the first time.

The Exchange Guidelines suggest that the board of directors of every listed company should be constituted with a majority of individuals who qualify as "unrelated" directors. An "unrelated" director is a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Company, other than interests and relationships arising from shareholding. In addition, where a company has a significant shareholder, the Exchange Guidelines suggest that the board of directors should include a number of directors who do not have interests in either the Company or the significant shareholder. Of the proposed nominees, two are considered by the Board to be "unrelated" within the meaning of the Exchange Guidelines.

Mandate of the Board

The mandate of the Board, as prescribed by the *Company Act (Britsh Columbia)*, is to manage or supervise the management of the business and affairs of the Company and to act with a view to the best interests of the Company. In doing so, the board oversees the management of the Company's affairs directly and through its committees. In fulfilling its mandate, the Board, among other matters, is responsible for reviewing and approving the Company's overall business strategies and its annual business plan, reviewing and approving the annual corporate budget and forecast, reviewing and approving significant capital investments outside the approved budget; reviewing major strategic initiatives to ensure that the Company's proposed actions accord with shareholder objectives; reviewing succession planning; assessing management's performance against approved business plans and industry standards; reviewing and approving the reports and other disclosure issued to shareholders; ensuring the effective operation of the Board; and safeguarding shareholders' equity interests through the optimum utilization of the Company's capital resources.

Meetings of the Board

The Board meets at least quarterly to review, among other things, the performance of the Company. Results are compared and measured against a previously established plan and performance in prior years. The Board also holds a meeting each year to review and assess the Company's financial budget and business plan for the ensuing year and its overall strategic objectives. This process establishes, among other things, benchmarks against which the Board may measure the performance of management. Other meetings of the Board are called to deal with special matters as circumstances require. The board met nine times during the fiscal year ended July 31, 2002.

Committee Responsibilities and Activities

Committees of the Board are an integral part of the Company's governance structure. There are two standing committees (the "Committees"), established to devote the necessary expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate effective Board decision making by providing recommendations to the Board on matters within their respective responsibilities. The Board believes that the Committees assist in the effective functioning of the Board and that the composition of the Committees should ensure that the views of unrelated and independent directors are effectively represented.

A summary of the responsibilities and activities and the membership of each of the Committees is set out below.

Audit Committee

The Audit Committee assists the Board in fulfilling its responsibilities relating to the Company's corporate accounting and reporting practices. The Audit Committee is responsible for ensuring that management has established appropriate processes for monitoring the Company's systems and procedures for financial reporting and controls, reviewing all financial information in disclosure documents; monitoring the performance and fees and expenses of the Company's external auditors and recommending external auditors for appointment by shareholders. The Audit Committee is also responsible for reviewing the Company's quarterly and annual financial statements prior to approval by the Board and release to the public. The Audit Committee also meets periodically in private with the Company's external auditors to discuss and review specific issues as appropriate. This Committee met four times during the fiscal year ended July 31, 2002. Currently, the members are Stephen Wilkinson, Sargent Berner and A. Darryl

Drummond. Mr. Drummond is an "unrelated director". Sargent Berner is a "related director" as he is a partner in a law firm which is a service provider to the Company. Stephen Wilkinson was an "unrelated" director during the fiscal year ended July 31, 2002, but subsequently became a related director upon his appointment as President of the Company.

Corporate Governance Committee

The Corporate Governance Committee is responsible for reviewing matter relating to corporate governance and making recommendations to the Board with respect thereto.

This Committee meets at least once annually. Currently, the members are Stephen Wilkinson, Sargent Berner and Darryl Drummond who also constitute the Company's Audit Committee.

Nomination and Assessment

The Board determines new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and Chief Executive Officer. The Board monitors but does not formally assess the performance of individual Board members or committee members or their contributions.

Expectations of Management

The Board expects management to operate the business of the Company in a manner that enhances shareholder value and is consistent with the highest level of integrity. Management is expected to execute the Company's business plan and to meet performance goals and objectives.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Stock Options

The Company may grant additional stock options, subject to all necessary regulatory approvals. Under the current TSX Venture Exchange policies, shareholder approval is not required for the grant of stock options if granted in accordance with the policy. However, TSX Venture Exchange policy requires that any amendments to stock options previously granted be approved by a majority of the members at the Meeting excluding insiders and their associates (the "disinterested members"). Therefore, the disinterested members will be asked to authorize the directors in their discretion to amend stock options granted to insiders, directors, senior officers, employees or consultants, subject to all necessary regulatory approvals.

The number of shares under option from time to time and the exercise prices of such options, and any amendments thereto, will be and have been determined by the Directors in accordance with the policies of the Canadian Venture Exchange.

Name Change

Shareholders will be asked to consider and, if thought fit, to pass the following special resolutions:

1. That the name of the Company be changed from "Valerie Gold Resources Ltd." to "ValGold Resources Ltd." or such other name as may be approved by the board of directors and acceptable to the Registrar of Companies and the TSX Venture Exchange; and

2. That the Memorandum of the Company be altered to reflect the change of name so that it will be in the form set out in Schedule "B" attached hereto.

The amendment to the Company's Memorandum to effect a name change must be approved by a special resolution of the shareholders. A special resolution means a resolution passed by a majority of not less than 75% of the votes cast on the resolution at the Meeting.

The directors are of the view that the proposed name change would be desirable and in the interests of the Company, and recommend that shareholders vote in favour of the resolution. If the resolution is not passed, the name change will not be implemented.

Other Matters

Management of the Company is not aware of any matter to come before the Meeting other than as set forth in the notice of Meeting. If any other matter properly comes before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

DATED this 18th day of December, 2002.

BY ORDER OF THE BOARD

"Stephen J. Wilkinson"
Stephen J. Wilkinson
President and CEO

Schedule "A" to the Information Circular
of VALERIE GOLD RESOURCES LTD.

TSX Corporate Governance Committee Guidelines		Comments
1.	The board should explicitly assume responsibility for stewardship of the Company Specifically, the board should assume responsibility for:	• The Board has assumed responsibility for the stewardship of the Company by overseeing the management and operations of the business of the Company and supervising management, which is responsible for the day-to-day conduct of the business.
(a)	adoption of a strategic planning process	• The Board has assumed responsibility for ensuring there are long-term goals and strategies in place for the Company, such goals and strategies are prepared by management and reviewed with the Board on an annual basis and are a component of the Boards' annual agenda. • The Board, as a whole, participates in discussions on corporate strategy and, if appropriate, approves the strategies and implementation plans recommended by management. • In addition, the Board provides periodic guidance throughout the year in the development of corporate strategies based on the strategic plan and annual business plans and each quarter monitors the performance of management in relation to the strategic and operational objectives set out in the annual budget.
(b)	identification of principal risks and implementation of appropriate risk-management systems	• The Board, in conjunction with management, determines the principal risks associated with the Company's business based on its knowledge of the industry, the regulatory and competitive environment within which the Company operates, and general economic conditions. • The Audit Committee reviews and monitors the Company's risk management systems.
(c)	succession planning, including appointing, training and monitoring senior management.	• The performance of executive management is assessed annually and compared to the performance of management in other comparable companies.
(d)	communications policy	• The Board has implemented appropriate systems to ensure complete, timely and effective communications between the Company, its shareholders, the public and regulatory agencies. • Through the Audit Committee all public financial information is reviewed and recommended to the Board for approval prior to its release.

(e)	integrity of internal control and management information systems	• The Audit Committee reviews and approves methods relating to financial controls and oversees the financial reporting process in accordance with Canadian generally accepted accounting principles.
2.	Majority of directors are "unrelated"	• An "unrelated" director under the guidelines is a director who is independent from management and is free from any interest and any business or other relationship which could materially interfere with his or her ability to act in the best interests of the Company other than interests arising from shareholding. Where a company has a significant shareholder, in addition to a majority of "unrelated" directors, the Board should include a number of directors who do not have interests or relationships with either the Company or the significant shareholder. • Having regard to the foregoing, 2 of the 6 current directors are unrelated.
3.	Disclose whether each director is "unrelated"	• Stephen Wilkinson, Frank Lang and William Witte are related due to holding a management position. Darryl Drummond and Andrew Milligan are unrelated. Sargent Berner is a partner of DuMoulin Black, the Company's legal counsel, and accordingly considered related.
4.	Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	• The Company does not at this time have a specific committee responsible for the appointment or assessment of directors. These functions are addressed by the Board as a whole as necessary.
5.	Implement a process for assessing the effectiveness of Board, its committees and individual directors	• The Company does not have at this time a specific process established for assessing the effectiveness of its directors.
6.	Provide orientation and education programmes for new directors	• The Board is composed of experienced corporate directors. • The President, in conjunction with the Chairman of the Board and the Corporate Governance Committee, will periodically select special educational topics for presentation and discussion at Board meetings or seminars, which deal with the business and regulatory environment, new technology and other matters relating to the Company's business.
7.	Consider reducing the size of board, with a view to improve effectiveness	• The current size of the Board provides for effective meetings and communications while maintaining a diversity of views and appropriately representing shareholders' interests.

8. Review compensation of directors in light of risks and responsibilities	• The Board and the Corporate Governance Committee periodically review the compensation and benefits of the directors. In this regard, time commitments, compensation by other similar organizations and the responsibilities of directors in general are considered factors. • The Company intends to also ensure that directors' compensation aligns the Board with the interests of shareholders, through the promotion of increased share ownership and performance-based long-term incentive compensation.
9. Committees should generally be composed of non-management directors and the majority of committee members should be unrelated	• The Company intends to review the composition of its committees to arrange for every committee to consist of at least a majority of "unrelated" directors.
10. Appoint a committee responsible for determining the Company's approach to corporate governance issues	• The Board has established a Corporate Governance Committee to be responsible for governance issues.
11. Define limits to management's responsibilities by developing mandates for:	
(a) the Board	• The Board has a broad responsibility for supervising the management of the business and affairs of the Company. The Board has a framework for delegation of responsibilities from the Board to executive management.
(b) the executive officer	• There are terms of reference for the President, who serves as the chief executive officer. As well, his annual performance objectives, which are reviewed and approved by the Board, will constitute his mandate and further define the responsibilities of management. • The Board reviews the performance of the President against such annual objectives.

12. Establish procedures to enable the Board to function independently of management	• The Board holds sessions without management present at Board meetings where appropriate. • The independence of the Board is further enabled through the separation of the positions of Chairman and President. • Each of the Committees has specific authority to retain external advisors, as appropriate (at the expense of the Company). • Members of the Board can request at any time a meeting restricted to outside members of the Board for the purpose of discussing matters independently of management.
13. Establish an Audit Committee with a specifically defined mandate, with all members being unrelated directors and the Board should adopt a charter for the audit committee which sets out the specific roles and responsibilities	• The Audit Committee has been composed of a majority of unrelated directors, and is responsible for reviewing audit functions and the preparation of financial statements, and reviewing and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases, annual information forms, management's discussion and analysis and prospectuses. • The specific roles and responsibilities of the Audit Committee and the members thereof are understood by the Audit Committee members and the Board. A formal charter has not been adopted as such, but is under consideration. • The Audit Committee ensures that management has effective internal control systems and an appropriate relationship with the external auditors and meets regularly with them, without management present.
14. Implement a system to enable individual directors to engage outside advisors, at the Company's expense	• In addition to the authority of committees to retain external advisors in connection with their responsibilities, individual directors may engage outside advisors at any time (at the expense of the Company) to provide advice with respect to a corporate decision or action.

Schedule "B" to the Information Circular

Attached to the Resolutions of VALERIE GOLD RESOURCES LTD.

passed by the Members on the 22nd day of January, 2003.

MEMORANDUM

(ALTERED)

of

VALGOLD RESOURCES LTD.

1. The name of the Company is "ValGold Resources Ltd.".

2. The authorized capital of the Company consists of 100,000,000 common shares without par value.

Proxy

ANNUAL GENERAL MEETING OF MEMBERS OF

VALERIE GOLD RESOURCES LTD. (the "Company")

TO BE HELD AT Suite 1400 – 570 Granville Street,
Vancouver, British Columbia, V6C 3P1

ON Wednesday, January 22, 2003, AT 1:30 P.M.

The undersigned Member of the Company hereby appoints, Stephen J. Wilkinson, a Director of the Company, or failing this person, Frank A. Lang, a Director of the Company, or in the place of the foregoing, ____________________ as proxyholder for and on behalf of the Member with the power of substitution to attend, act and vote for and on behalf of the Member in respect of all matters that may properly come before the Meeting of the Members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Member were present at the said Meeting, or any adjournment thereof.

The Member hereby directs the proxyholder to vote the securities of the Company registered in the name of the Member as specified herein.

Resolutions (For full detail of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against
1.	To determine the number of Directors at six.	____	____
		For	**Withhold**
2.	To elect as Director, Sargent H. Berner.	____	____
3.	To elect as Director, A. Darryl Drummond	____	____
4.	To elect as Director, Frank A. Lang.	____	____
5.	To elect as Director, Andrew F. B. Milligan.	____	____
6.	To elect as Director, Stephen J. Wilkinson	____	____
7.	To elect as Director, William J. Witte.	____	____
8.	To appoint PricewaterhouseCoopers as Auditors of the Company.	____	____
9.	To authorize the Directors to fix the auditors' remuneration.	____	____
10.	To pass a special resolution changing the name of the Company from Valerie Gold Resources Ltd. to ValGold Resources Ltd.	____	____
11.	To pass a special resolution altering the Company's Memorandum	____	____
		For	**Against**
12.	To authorize the directors to amend stock options.	____	____
13.	To transact such other business as may properly come before the Meeting.	____	____

The undersigned Member hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE: ____________________

Please Print Name: ____________________

Date: ____________________

Number of Shares
Represented by Proxy: ____________________

IF THE NUMBER OF SHARES REPRESENTED BY THIS PROXY FORM IS NOT INDICATED BY THE MEMBER, THEN IT SHALL BE DEEMED TO REPRESENT THAT NUMBER INDICATED ON THE AFFIXED LABEL.

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. **If someone other than the Member of the Company signs this proxy form** on behalf of the named Member of the Company, documentation acceptable to the Chairman of the Meeting must be deposited with this proxy form, authorizing the signing person to do such. **If the proxy form is not dated by the Member, it shall be deemed to be dated December 14, 2001.**

3. *(i) If a registered Member wishes to attend the Meeting to vote on the resolutions in person, register your attendance with the Company's scrutineers at the Meeting.*

   (ii) If the securities of a Member are held by a financial institution and the Member wishes to attend the Meeting to vote on the resolutions in person, cross off the management appointee name or names, insert the Member's name in the blank space provided, do not indicate a voting choice by any resolution, sign and date the proxy form and return the proxy form to the financial institution or its agent. At the Meeting, a vote will be taken on each of the resolutions as set out on this proxy form and the Member's vote will be counted at that time.

4. *If a Member cannot attend the Meeting but wishes to vote on the resolutions,* **the Member can** *appoint another person,* **who need not be a Member of the Company, to vote according to the Member's instructions. To appoint someone other than the person named, cross off the management appointee name or names and insert the Member's appointed proxyholder's name in the space provided, sign and date the proxy form and return the proxy form. Where no instruction on a resolution is specified by the Member, this proxy form confers discretionary authority upon the Member's appointed proxyholder.**

5. *If the Member cannot attend the Meeting but wishes to vote on the resolutions* and to *appoint one of the management appointees* named, leave the wording appointing a nominee as shown, sign and date the proxy form and return the proxy form. **Where no instruction is specified by a Member on a resolution shown on the proxy form, a nominee of management acting as proxyholder will vote the securities as if the Member had specified an affirmative vote.**

6. The securities represented by this proxy form will be voted or withheld from voting in accordance with the instructions of the Member on any poll of a resolution that may be called for and, if the Member specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. With respect to any amendments or variations in any of the resolutions shown on the proxy form, or matters which may properly come before the Meeting, the securities will be voted, if so authorized, by the proxyholder appointed, as the proxyholder in his/her sole discretion sees fit. This proxy confers discretionary authority with respect to matters other than the election of directors and appointment of auditor, identified or referred to in the accompanying Notice of Annual General Meeting for which no instruction is given, and with respect to other matters that may properly come before the Meeting.

7. If a registered Member has returned the proxy form, the Member may still attend the Meeting and vote in person should the Member later decide to do so. To attend, and vote at the Meeting, the Member must record his/her attendance with the Company's scrutineers at the Meeting and revoke the proxy form in writing.

To be represented at the Meeting, this proxy form must be received at the office of Computershare Trust Company of Canada by hand, mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address of Computershare Trust Company of Canada is 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 and its fax number for receiving proxies is (604) 683-3694.

D. Financials

1. Quarterly and Year end Report for period ended July 31, 2002
2. Consolidated Audited Financial Statement for period ended July 31, 2002
3. Annual Information Form for period ended July 31, 2002

British Columbia Securities Commission 03 FEB 11

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

INSTRUCTIONS

This report must be filed by Exchange Issuers within 60 days of the end of their first, second and third fiscal quarters and within 140 days of their year end. "*Exchange Issuer*" means an issuer whose securities are listed and posted for trading on the Canadian Venture Exchange and are not listed and posted on any other exchange or quoted on a trading or quotation system in Canada. Three schedules must be attached to this report as follows:

SCHEDULE A: FINANCIAL STATEMENTS

Financial statements prepared in accordance with generally accepted accounting principles are required as follows:

For the *first, second and third financial quarters*:

Interim financial statements prepared in accordance with section 1751 of the CICA Handbook, including the following: balance sheet, income statement, statement of retained earnings, cash flow statement, and notes to the financial statements.

The periods required to be presented, consistent with CICA Handbook section 1751, are as follows:

- a balance sheet as of the end of the current interim period and a comparative balance sheet as of the end of the immediately preceding fiscal year;
- a statement of retained earnings cumulatively for the current fiscal year-to-date, with a comparative statement for the comparable year-to-date period of the immediately preceding fiscal year; and
- income statements and cash flow statements for the current interim period and cumulatively for the current fiscal year-to-date, with comparative statements for the comparable interim periods (current and year-to-date) of the immediately preceding fiscal year.

For the financial year end:

Annual audited financial statements prepared on a comparative basis.

Exchange Issuers with a fiscal year of less than or greater than 12 months should refer to National Policy No. 51 *Changes in the Ending Date of a Financial Year and in Reporting Status* for guidance.

Issuers in the development stage are directed to the guidance provided in CICA Accounting Guideline AcG-11 *Enterprises in the Development Stage* that states "enterprises in the development stage are encouraged to disclose in the income statement and in the cash flow statement cumulative balances from the inception of the development stage."

Issuers that have been involved in a reverse take-over should refer to the guidance found in BCIN #52-701 (previously NIN #91/21) with respect to such transactions including the requirement or disclosure of supplementary information regarding the legal parent's prior financial operations.

SCHEDULE B: SUPPLEMENTARY INFORMATION

The supplementary information set out below must be provided when not included in Schedule A.

1. *Analysis of expenses and deferred costs*
   Provide a breakdown of amounts presented in the financial statements for the following: deferred or expensed exploration, expensed research, deferred or expensed development, cost of sales, marketing expenses, general and administrative expenses, and any other material expenses reported in the income statement and any other material deferred costs presented in the balance sheet.

   The breakdown should separately present, at a minimum, each component that comprises 20% or more of the total amount for a material classification presented on the face of the financial statements. All other components of a material classification may be grouped together under the heading "miscellaneous" or "other" in the cost breakdown; the total for "miscellaneous" should not exceed 30% of the total for a material classification.

   Breakdowns are required for the year-to-date period only. Breakdowns are not required for comparative periods.

   Issuers in the development stage are reminded that Section 3(9)(b) of the BC Securities Commission's Rules requires a schedule or note to the financial statements containing an analysis of each of exploration, research, development and administration costs, whether expensed or deferred and if the issuer is a natural resource issuer, that analysis for each material property. Because the analysis required by Rule 3(9)(b) must be included in the financial statements, the information does not have to be repeated in Schedule B. Consistent with CICA Accounting Guidelines AcG-11, staff considers an issuer to be in the development stage when it is devoting substantially all of its efforts to establishing a new business and planned principal operations have not commenced. Further, in staff's view, the lack of significant revenues for the past two years normally indicates that an issuer is in the development stage.
2. *Related party transactions*
   Provide disclosure of all related party transactions as specified in Section 3840 of the CICA Handbook.
3. *Summary of securities issued and options granted during the period*
   Provide the following information for the year-to-date period:
   (a) summary of securities issued during the period, including date of issue, type of security (common shares, convertible debentures, etc.), type of issue (private placement, public offering, exercise of warrants, etc.) number, price, total proceeds, type of consideration (cash, property, etc.) and commission paid, and
   (b) summary of options granted during the period, including date, number, name of optionee for those options granted to insiders, generic description of other optionees (e.g. "employees",) exercise price and expiry date.
4. *Summary of securities as at the end of the reporting period*
   Provide the following information as at the end of the reporting period:
   (a) description of authorized share capital including number of shares for each class, dividend rates on preferred shares and whether or not cumulative, redemption and conversion provisions,
   (b) number and recorded value for shares issued and outstanding,
   (c) description of options, warrants and convertible securities outstanding, including number or amount, exercise or conversion price and expiry date, and any recorded value, and
   (d) number of shares in each class of shares subject to escrow or pooling agreements.
5. *List the names of the directors and officers as at the date this report is signed and filed.*

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management wth the opportunity to discuss an issuer's business, current financial results, position and future prospects.

(b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
(c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
(d) The discussion must be factual, balanced and non-promotional.
(e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.

(a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
(b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
(c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
(d) material write-off or write-down of assets;
(e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
(f) material contracts or commitments;
(g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previous released, discuss this fact and the reasons for the variance);
(h) material terms of any existing third party investor relations arrangements or contracts including:
  i. the name of the person;
  ii. the amount paid during the reporting period; and
  iii. the services provided during the reporting period;
(i) legal proceedings;
(j) contingent liabilities;
(k) default under debt or other contractual obligations;
(l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
(m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
(n) management changes; or
(o) special resolutions passed by shareholders.

4. *Subsequent Events*
Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
(a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
(b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901 Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (management Discussion) are filed under Document Type: BC Form 51-901 (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 510-901 consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National instrument 132-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901. A cover page to the schedules titled BC Form 51-901 that includes the issuer details and certificate is all that is required to meet the BC Form 51-901 requirements. The form of the certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY MM DD
Valerie Gold Resources Ltd.	July 31, 2002	2002 Dec 18

ISSUER ADDRESS				
Suite 1400 – 570 Granville Street				
CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	BC	V6C 3P1	604-687-4212	604-687-4622

CONTACT NAME	CONTACT POSITION	CONTACT TELEPHONE NO.
Shannon Ross	Secretary	604-687-4622

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
sross@langmining.com	www.valeriegold.com

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY MM DD
"STEPHEN J. WILKINSON"	Stephen J. Wilkinson	2002 DEC 18
"WILLIAM J. WITTE"	William J. Witte	2002 DEC 18

Valerie Gold Resources Ltd.
July 31, 2002

Schedule A:

See Attached Audited Consolidated Financial Statements

Schedule B:

1. Analysis of expenses and deferred costs

See consolidated schedules of mineral property interests.

2. Related party transactions

See note 7 to the audited consolidated financial statements.

3. Summary of securities issued and options granted during the period

(a) Securities issued during the three-month period ended July 31, 2002

Nil

(b) Options granted during the three month period ended July 31, 2002

Nil.

4. Summary of securities as at the end of the reporting period

(a) Authorized Capital

100,000,000 common shares without par value.

(b) Issued and Outstanding Capital

12,540,607 shares are issued and outstanding. See note 6 to the audited consolidated financial statements.

(c) (i) Stock Options Outstanding

Number of Options	Exercise Price($)	Expiry Dates
48,750	0.43	December 23, 2006
66,250	0.43	December 8, 2008
1,560,000	0.43	January 25, 2011
150,000	0.43	December 17, 2002
100,000	0.43	July 18, 2011
1,925,000		

(ii) Warrants Outstanding

Armstrong Property Option

Number of Options	Exercise Price ($)	Expiry Dates
50,000	0.33	December 7, 2002
50,000	0.50	December 7, 2003
50,000	0.65	December 7, 2004
50,000	0.80	December 7, 2005

Subsequent to the fiscal 2002 year-end, the property was returned to the optionor and the warrants were cancelled.

(d) Shares in Escrow

Nil.

5. List of Directors and Officers

Frank A. Lang – Chairman and Director (resigned as President effective September 1, 2002)
Sargent H. Berner - Director
William J. Witte – Executive Vice President and Director
A. Darryl Drummond - Director
Stephen J. Wilkinson – President (effective September 1, 2002) and Director
Arthur G. Troup – Vice President, Exploration
Shannon M. Ross – Chief Financial Officer and Corporate Secretary

Valerie Gold Resources Ltd.
July 31, 2002

December 16, 2002

Chairman's Report

After a very trying period over the past several years, we are pleased to note a new enthusiasm growing within the mining and investment community.

Gold is quietly moving upwards towards a soon to be hoped for breakout beyond the (US) $330 to $340 ounce barrier, whence as they say, "The Game Is On"!!

We were greatly dismayed a year ago by a last minute attempt to acquire management control of the Company at the last Annual General Meeting. This attempt was rejected by a two to one majority. Your management is truly appreciative of this vote of confidence.

It is perhaps of little consolation to note that our shares, along with the general market, have not performed as well as we would like, but with renewed enthusiasm, we are increasingly optimistic about the coming year. In this regard, we continue to look for gold properties of merit, such as the "Tower Mountain" property in Ontario acquired in June of this year that is, at the time of this writing, at the diamond drilling stage. We are constantly reviewing other opportunities, one of which we had hoped to acquire shortly before this deadline.

We are very pleased that Mr. Stephen Wilkinson (M.Sc., MBA) has agreed to serve our Company as President and Chief Executive Officer. Mr. Wilkinson is well known and highly regarded within the Industry and was, until recently, President, Chief Executive and director of Northern Orion Explorations Limited, a TSX-listed international mining and development company. During his three years with that company, Mr. Wilkinson was responsible for and managed the financial restructuring and rebuilding of Northern Orion. From 1996 to 1999, he was the Vancouver-based mining analyst for RBC Dominion Securities Inc. responsible for small capitalization gold and base metal companies.

We are also pleased to have Mr. Andrew F.B. Milligan as an additional director of the Company. Mr. Milligan has been engaged in the gold mining industry for the past 30 years. He is a former President of Glamis Gold Ltd. and Cornucopia Resources Ltd. and is currently a director of Quest Investment Corporation. The Company welcomes the addition of an independent director of Andrew Milligan's calibre to its Board of Directors and looks forward to his contributions.

Yours truly,

"Frank A. Lang"

Chairman

Valerie Gold Resources Ltd.
July 31, 2002

President's Letter

It is our firm belief that commodities prices and, consequently, the shares of the junior mining sector are poised for resurgence. After nearly six years, depressed copper and gold markets are seeing renewed interest from investors, expecting gains as the major equity markets reverse the bearish trend that has eroded essentially all value increases garnered over a period of four years.

With this expectation, Valerie is changing. Your Company has and will continue to pursue opportunities to acquire projects of merit where there exist recognized but under-explored mineral resources. The Tower Mountain project in northwestern Ontario is an example of such a property.

At the time of acquisition, the Tower Mountain property had twenty known gold zones, all hosted within a large composite stock. Drilling by previous operators had successfully delineated a modest near surface inferred resource of approximately 60,000 tonnes in the "A" gold zone. As the "A" zone remains open, it is highly possible that additional tonnage may be defined with further drilling. However, our geologists have suggested that a much greater potential exists in a New Gold Trend that has been found in structures of the associated volcanic rocks. In other words, the proliferation of gold occurrences in the intrusive units may be only the indication of a possible significant gold discovery.

The New Gold Trend occurs near the north contact of the Tower stock and has an east-north-east strike. A broad zone of gold enrichment where samples of wall rock commonly return analyses with greater than 150 parts per billion gold manifests itself over an area about one kilometre long and up to 400m wide. Within this zone there is a significant 800m long area where fourteen of the seventeen samples returned greater than 0.5 grams/tonne gold. Valerie is testing the hypothesis of the existence of the New Gold Trend through a program of mapping, trenching and diamond drilling. At the time of writing this note, the first five holes have been completed and the results should be available to be announced early in 2003.

On another project, Valerie recently made a surprising discovery on its Concession 229 which was written down in fiscal 2002 in Manitoba. Through the process of drilling geophysical anomalies, the Company intersected ultramafic volcanic rocks hosting banded to massive sulphide mineralization. The mineralized zone contained sub-economic but interesting concentrations of nickel, copper and platinum group elements. Most significantly, the main part or the sulphide mineralization is interpreted as being up to 30m away point of intersection from the actual magnetic anomaly. Our exploration professionals believe that the property may cover a portion of the prolific Thompson nickel belt and consequently has the potential for massive nickel + copper + platinum sulphide ore bodies. To this end, Valerie is looking to acquire additional exploration properties along the belt and plans to conduct more detailed geophysical surveys to better define the drill targets.

In general, we are continuing to monitor the mining sector and are reviewing property submissions. Our objective of acquiring projects of merit with under explored resources is used as a primary filter for the submissions. To date, we have entered into

confidentiality agreements for several properties and are encouraged by the opportunities that are being presented to us. With the recent improvements in metal prices and the renewed interest in the mining sector, we believe that the environment is better suited to finally seeing improvement in our share price reflecting our efforts to gain value through resource enhancement.

Sincerely,

"Stephen Wilkinson"

President & CEO

Valerie Gold Resources Ltd.
July 31, 2002

PROJECT REVIEW

Tower Mountain Property, Ontario

In fiscal 2002 Valerie entered into an option agreement with two optionors to earn a 100% interest in the Tower Mountain Gold Property, consisting of 49 mineral claim units and three patented claim areas located in northwestern Ontario. Valerie may earn its interest by making cash payments of $220,000 ($15,000 paid) and completing $1,000,000 in exploration expenditures on the property over a four-year period. After completion of the terms of the agreement, the property will be subject to a 2.5% net smelter returns royalty ("NSR") on production. The NSR may be reduced to 1.5% by the payment of $1,000,000 to the optionors at any time up to the commencement of commercial production. An annual pre-production royalty of $25,000 in cash or shares is payable commencing sixty months following regulatory approval and ending on commencement of production.

Crystal Diamond Property, Manitoba

In February 2001, Valerie acquired the right to earn a 100% interest in a 16,450-hectare diamond property, the Crystal Diamond Property, located 35 kilometers east of Gillam, Manitoba. Valerie could earn its interest by making cash payments totalling $100,000 ($20,000 paid) over 36 months and issuing 100,000 (50,000 issued) common shares over 36 months. A $25,000 deposit as guarantee was made against required minimum work expenditures on the exploration permit with the Manitoba Director of Mines for a 15,500-hectare exploration permit that surrounds the Crystal claims.

The property was subject to a 1% net product royalty, (NPR), to the optionor. Valerie had the first right of refusal for 30 days if the Optionor wished to sell or assign his NPR in the property.

The property is covered by a thick layer of glacial clay, till and boulders. An airborne magnetic survey on 100-metre spaced lines over the property located eight isolated magnetic features, possibly representative of kimberlite intrusions, the host of diamonds worldwide. Drill testing of eight geophysical targets on the property and the adjacent Concession 229 was not successful in identifying any kimberlitic intrusions. Valerie met the terms of work commitment for the first year of the option agreement. After a review of the work commitments required in 2003, Valerie decided to return the property to the optionor and has written off $308,571 in exploration and acquisition costs. Certain assistance and recoveries were received from the province of Manitoba under their MEAP program with respect to this property.

Concession 229

In March 2001 Valerie entered into an option agreement to acquire the right to earn a 75% interest in Concession 229, a 50,000-hectare concession located immediately south of the Crystal Diamond Property. Valerie can earn its interest by making payments totalling $105,000 ($10,000 paid) and issuing 200,000 common shares (50,000 issued) over 36 months. A total of $313,000 was required to be expended prior to January 31, 2004. Concession 229 is situated at the head of a 150-kilometre long kimberlite indicator mineral train with G-10 garnets reported on the property. Concession 229 was flown with a detailed low level magnetometer survey. The airborne geophysical survey shows five isolated magnetic bulls-eye type targets that could represent a cluster of kimberlite intrusions. The first year's work commitments have been met by the expenditure on the property of $149,409. The results from diamond exploration did not meet Valerie's expectations and the property has been written down by $149,408 to a nominal carrying value of $1.

Starlight Diamond Property, Manitoba

In October 2001 Valerie entered into an agreement with CanAlaska Ventures Ltd. to earn a 60% interest in the Starlight Diamond Property. The 42,000-hectare property, Permit #216, is located 120 kilometers southeast of Gillam, Manitoba. To earn its interest, Valerie was to make cash payments of $45,000 over three years ($12,500 paid) and issue 150,000 common shares (100,000 issued) within one year of

regulatory approval. An additional 50,000 shares were to be issued upon completion of a Phase I drill program. A $1,000,000 expenditure program was to be completed by 2006. A final 100,000 shares were to be issued by Valerie within 60 days of a feasibility study being completed on the property. The property was also subject to a 1% net smelter returns royalty to the optionor.

A 4,527-kilometer airborne magnetic survey was completed on the property in late October. Preliminary inspection of the data identified fourteen isolated, circular to ellipsoidal, features. These anomalous magnetic features could be representative of kimberlitic material, the potential host of diamonds. Several diamond indicator minerals, including G10 garnets, were found in glacial till samples from an area 50 kilometers southwest of the property. The direction of glacial transport suggested the source of the indicator minerals could be in the vicinity of the Starlight claims. A consulting geophysicist evaluated the geophysical data in order to prioritize possible targets for ground follow-up. Subsequent to completion of geophysical work and a review of property access and surface logistics, Valerie returned the property to the optionors of the property, and has written off $146,403 in exploration and acquisition costs related to the property.

Ontario Platinum Group Element ("PGE") Properties
In fiscal 2001 Valerie entered into several joint venture agreements on various PGE targets in northern Ontario. A joint venture option agreement was entered into with East West Resource Corporation ("East West") on five PGE targets in Northern Ontario, presently held 100% by East West. The properties were located northeast (Abbott & Williamson Townships) and northwest (Fallis & Goodfellow Townships) of Thunder Bay, Ontario. The five properties are situated along the Quetico Fault and associated structures that are similar to the geological setting found at the Lac des Iles Mine. Altered gabbro – pyroxenite bodies that are the same age and in the same structural setting as Lac des Iles were the prime targets for palladium, platinum, gold, nickel and copper mineralization. Most of these bodies have never been explored.

Valerie also entered into an option agreement with East West to acquire up to a 60% interest in the 143-claim unit McCoig property, located on the eastern extension of the Quetico Fault System in northern Ontario.

The six properties held with East West were assessed for palladium, platinum, gold, nickel and copper mineralization. All six properties were situated along the Quetico Fault and overlie altered gabbro-pyroxenite bodies that are believed to be the same age and in the same structural setting as the Lac del Iles orebody. An induced polarization, magnetic and electromagnetic survey was carried out on the McCoig prospect, which defined targets for a four-hole diamond drill program totalling 610 metres.

Empire Lake Property
Valerie staked nine claims totalling 20.3 square kilometres northwest of Thunder Bay, Ontario. During the summer and fall of 2001, reconnaissance scale mapping and a rock-chip sampling program were carried out. Ground magnetometer and IP surveys totalling 14.35 line-kilometres have been completed on the property. This information was used to plan Phase II of the overall exploration program. During the summer of 2002, Phase II consisted of sampling and mapping of the property to identify potential drill targets in preparation for a Phase III drilling program in the fall of 2002 should the results from Phase II have warranted it.

Armstrong Palladium Property, Ontario
Valerie entered into an option agreement to earn a 100% interest in the Armstrong Palladium property from four optionors. The Armstrong property was comprised of twelve claims totalling 186 units located nine kilometers northwest of Armstrong, Ontario. Terms of the agreement required Valerie to make total cash payments of $144,000 over a three-year period ($18,000 paid) and issue 250,000 common shares

(25,000 issued) over a four-year period. Four tranches of 50,000 share purchase warrants were also issued, none of which remain exercisable as Valerie no longer retains an interest in the Property.

Valerie has reviewed the exploration results on all of these properties, and as a result has returned the East West properties including the McCoig properties, the Armstrong property and the Empire Lake property to the optionors for a total write-down of $436,310. Valerie maintains its interest in the staked claims contiguous to the properties and will review these properties on an annual basis.

Walker Lane Gold Property, Nevada

In July 2001 Valerie entered into an option agreement with Nevada Mineral Recon Company to earn a 100% interest in the Walker Lane Gold Property consisting of the Ron-Don-Terri-Pat claim blocks in the Mina Gold-OMCO-Warrior area, in Mineral and Nye counties Nevada.

A mapping and sampling program identified three main targets for drilling, on the Ron, Don and Pat-5 claims. A 1,150 metre, eight-hole angled reverse-circulation drill program was carried out on the three targets, (Pat - 350 metres, the Don - 136 metres and the Ron - 674 metres) in the first quarter of fiscal 2002. The results did not meet Valerie's expectations of economic gold and silver mineralization and as a result Valerie advised the optionors that they were terminating the option agreement on the property. The write-down on the property for acquisition costs and exploration carried out in fiscal 2002 was $227,236.

Investment in Northern Orion Explorations Ltd.

During the year Valerie completed a private placement with Northern Orion Explorations Ltd. ("Northern Orion") of 8.33 million common shares of Northern Orion priced at $0.06 per share. In addition, Valerie received 500,000 share purchase warrants, each warrant entitling Valerie to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.075. The placement was non-brokered. Upon closing, Valerie holds 18.33 million of Northern Orion's outstanding common shares.

Responsibility of Management

The management of Valerie Gold Resources Ltd. is responsible for the preparation as well as the integrity of the accompanying consolidated financial statements and all related financial data contained in the annual report. The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, and necessarily include amounts which represent the best estimates and judgements of management. The Company has developed and maintains a system of internal accounting control designed to provide reasonable assurance that assets are safe-guarded and that transactions are executed in accordance with management's authorizations.

The consolidated financial statements have been examined by the Company's auditors, PricewaterhouseCoopers LLP, and they have issued their report thereon.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Board exercised its responsibilities through the Audit Committee comprised of three Directors, one of whom is an officer of the Company. The Committee meets from time to time with management and annually with the Company's auditors to review the financial statement and matters relating to the audit. The Company's auditors have full and free access to the Audit Committee. The Audit Committee reports its findings to the Board of Directors for consideration in approving the consolidated financial statements for issuance to the shareholders.

Shannon M. Ross, CA
Chief Financial Officer and Secretary

Vancouver, British Columbia
November 22, 2002

Valerie Gold Resources Ltd.
July 31, 2002

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and notes thereto which appear in this annual report.

Overview

Valerie is a mineral exploration company with no producing properties and consequently has no current mining income or cash flow. Valerie's policy is to capitalize all costs relating to the exploration of mineral properties in which it has an economic interest until such time as projects are deemed to be economically unfeasible, at which time the capitalized costs are written-down or written-off to the current period.

Valerie has financed its activities by the issue of Common Shares, with cumulative net proceeds to July 31, 2002 of $31,995,345 (2001 - $31,886,045).

As at July 31, 2002, Valerie has capitalized $39,061 (2001 - $238,684) representing costs associated with mineral property interests located in the provinces of Ontario and Manitoba.

During the year, Valerie sold its Mexican subsidiary, Valerie Gold de Mexico, S.A. de C.V., to an arm's-length party for a gain of $100,935, after related legal expenses.

In May 2001, Valerie entered into an agreement in which it subscribed for a $1.5 million private placement of 10 million Units of Northern Orion Explorations Ltd. ("Northern Orion") priced at $0.15 per Unit. Each Unit was comprised of one Northern Orion common share and one share purchase warrant. Each warrant will entitle Valerie to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.175 during the first year (not exercised) and $0.20 during the second year. During fiscal 2002 Valerie completed an additional private placement to subscribe for 8.33 million common shares of Northern Orion priced at $0.06 per share. In addition, Valerie received 500,000 share purchase warrants, each warrant entitling Valerie to purchase an additional common share of Northern Orion over a two-year period for a price per share of $0.075. The placement was non-brokered. Upon closing, Valerie holds 18.33 million shares of Northern Orion's outstanding common shares.

Concurrent with its investment in Northern Orion, Valerie also entered into an agreement for nominal consideration with an unrelated third party that held an option to purchase 60,012,471 currently outstanding common shares of Northern Orion. Pursuant to the agreement, Valerie had the option to purchase these common shares of Northern Orion through the unrelated third party at $0.10 per share. This option expired unexercised on June 30, 2002.

Valerie and Northern Orion view the private placement as the first step in the formation of a strategic alliance between the two companies, and it is the intent of both management groups to utilize synergies to achieve greater value for their respective companies.

Until July 31, 2001, Valerie received administrative services from Lang Mining Corporation ("Lang Mining") and reimbursed Lang Mining on a cost plus 15% basis. Valerie also paid Lang Mining a monthly management fee of $5,000. Effective July 2001, Valerie in agreement with Lang Mining, discontinued payment of the $5,000 per month management fee and cost plus 15% administration fee.

Effective August 1, 2001, Valerie negotiated a settlement agreement for repayment of the advances and termination of the management agreement with Lang Mining. The balance owing by Lang Mining to

Valerie of $570,787 at July 31, 2001, has been reduced to $723. $228,150 of the reduction is attributable to a valuation of the remaining term of the Lang Mining contract prepared by a party independent to both Valerie and Lang Mining. An approximate two months of working capital ($87,355), the book value of the office furniture and equipment in the office premises previously operated by Lang Mining was transferred to the new management company and was credited to the account of Valerie in the new management company. Valerie also received cash payments totalling $205,000 during fiscal 2002 from Lang Mining. Interest on the balance outstanding was paid to Valerie at an interest rate of 9.75% per annum, or $20,670.

Commencing August 1, 2001, management, administrative, geological and other services have been being provided by LMC Management Services Ltd. ("LMC"), a private company held jointly by Valerie and other public companies, to provide services at cost to the various public entities currently sharing office space with Valerie.

Operating Results

Valerie incurred a loss of $2,576,813, or a loss per share of $0.21 in fiscal 2002, as compared to a loss of $4,739,643, or a loss per share of $0.39 in fiscal 2001. Valerie's general and administrative expenditures for the financial year ended July 31, 2002, have increased from $978,886 in fiscal 2001 to $1,171,347 in fiscal 2002. This increase is primarily due to increased shareholder communications expense and increased legal fees in fiscal 2002. Valerie held its annual general meeting on January 30, 2002, at which the shareholders re-elected the slate of directors presented in the Information Circular sent to shareholders in December 2001. Throughout January 2002, Valerie was engaged in a dissident shareholder proxy solicitation. This is reflected in the increase in shareholder communications costs noted above which increased from $143,080 in fiscal 2001 to $207,052 in fiscal 2002. The legal, accounting and audit costs also reflect these associated costs, which increased from $150,771 in fiscal 2001 to $212,221 in fiscal 2002.

The majority of furniture and equipment in Mexico was sold by the fiscal 2001 year-end. The subsidiary company, Valerie Gold de Mexico, S.A. de C.V. was sold to an arm's length party for a gain of $100,935 in December 2001, net of related legal costs related to the closing of the transaction.

Office and administration costs decreased from $629,985 in fiscal 2001 to $521,750 in fiscal 2002. Valerie continues to concentrate on decreasing general and administrative expenses.

Valerie has no investor relations' contracts. Shareholder communications' activities consist of web site maintenance, transfer agency fees, shareholder inquiries and all costs associated with timely disclosure of information.

Valerie reviews hundreds of property proposals presented to it throughout the year. As a result property investigation costs are a significant expenditure, but decreased from $269,753 in fiscal 2001 to $241,795 in fiscal 2002. Property closure costs of $44,496 relate to the operations of the Mexican subsidiary until its sale in December 2001.

During fiscal 2002, Valerie acquired several early stage exploration prospects. These prospects included Concession 229 in Manitoba - a diamond prospect; further exploration on the Quetico Belt, Armstrong and McCoig properties in Ontario - platinum group metals prospects; the Crystal Diamond and Starlight diamond prospects in Manitoba, and the Walker Lane gold property in Nevada. After exploration and drilling where warranted, Valerie determined that these early stage projects did not meet the requirements of Valerie for further exploration, and as a result, the mineral properties were written off and returned to the optionors or were written down to a nominal carrying value of $1. The mineral property write-downs

total $1,267,927 in fiscal 2002 as compared to the write-down of $3,646,682 in fiscal 2001. The fiscal 2001 write-downs relate to the expenditures on the Tajos de Oro property located in Nayarit, Mexico and the Santa Barbara project in Ecuador.

During fiscal 2001, Valerie reviewed its investments in shares and as a result wrote down its investment in shares of Cream Minerals Ltd. and Manhattan Minerals Corp., by $75,600 and $60,567, respectively, with no comparative write-down in fiscal 2002. During the year ended July 31, 2002, Valerie sold its investment in Manhattan Minerals Corp. ("Manhattan") shares for a loss on sale of $54,950. An equal number of common shares of Manhattan was subsequently repurchased at a cost of $48,464.

Valerie's 2002 and 2001 revenues consist of interest income. Valerie manages its surplus cash resources with investment grade commercial paper and corporate bonds. Interest decreased from $397,740 in fiscal 2001 to $102,767 in fiscal 2002, due to reduced cash balances.

Liquidity, Capital Resources and Capital Expenditures

At July 31, 2002, working capital, defined as current assets less current liabilities, was $1,912,515 compared with working capital of $4,614,503 at July 31, 2001. In fiscal 2002, 250,000 common shares were issued in relation to mineral property interests, at a deemed value of $80,500. A further 80,000 common shares were issued as finders' fees in relation to the acquisition of the Walker Lane property in Nevada at a deemed value of $28,800. In fiscal 2001 Valerie issued 25,000 shares at a deemed price of $10,750 as part of the acquisition costs for the Crystal Diamond property in Manitoba.

During the year ended July 31, 2001, Valerie disposed of the majority of its assets in Mexico for a loss on write-down and sale of equipment of $32,659. The subsidiary was sold to an arm's length party in December 2001, for a gain of $100,935. Valerie expended $1,068,304 on the acquisition and exploration of mineral properties in fiscal 2002 compared to $1,098,697 in fiscal 2001. The decrease in current liabilities payable to $46,321 at July 31, 2002, from $127,277 at July 31, 2001, is primarily due to the reduction of exploration activity in 2002 in foreign countries. Valerie has no long-term debt.

Risks and Uncertainties

Valerie explores for minerals and in fiscal 2002 has been concentrating its efforts in Canada and the United States. Prior to this Valerie explored for minerals in Mexico and Ecuador. Currently, Valerie has one active exploration property, the Tower Mountain property located in Ontario. No definitive ore reserves have yet been identified on any of the properties and Valerie is continually evaluating the results from the various exploration programs underway and analyzing future potential.

Valerie has no revenue other than interest income. A mining project can typically require five years or more between discovery, definition, development and construction and as a result, no production revenue is expected from any of its exploration properties in that time frame. All short to medium-term operating and exploration expense must be derived from existing cash balances or external financing; however, Valerie believes it has sufficient capital to fund forecasted levels of operations for at least the next two to three years. Actual funding may vary from that planned due to a number of factors the most significant of which would be the progress of exploration and development. In the event that changes in market conditions prevent Valerie from receiving additional external financing if required, it would be forced to review its property holdings and prioritize project exploration to fit within cash availability. In the past, instability in the Ecuadorian and Mexican currencies subjected Valerie to some degree of foreign currency risk. Valerie has minimized this risk by maintaining most of its cash in Canadian and US dollars, and focusing on exploration properties in Canada and the United States.

Valerie Gold Resources Ltd.
July 31, 2002

The business of exploration for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. At present, none of Valerie's properties has a known body of commercial ore. Unusual or unexpected formations, formation pressures, fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the operation of mines and the conduct of exploration programs. Valerie has relied on and may continue to rely upon consultants and others for exploration and development expertise. Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralized deposit, no assurance can be given that minerals will be discovered in sufficient quantities to justify commercial operations or that funds required for development can be obtained on a timely basis. The economics of developing gold and other mineral properties is affected by many factors, including the cost of operations, variations in the grade of ore mined, fluctuations in metal markets, costs of processing equipment and factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Valerie has a history of losses and it has no producing mines at this time.

Future operations will require licenses and permits from various governmental authorities. There can be no assurance that Valerie will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at any of its mineral properties.

In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks and Valerie may decide not to take out insurance against such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of Valerie's securities.

Although legal opinions are obtained with respect to title to its properties, there is no guarantee that title to such properties will not be challenged or impugned. Valerie's mineral property interests may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. External factors beyond the control of the Company may affect the marketability of any gold or other minerals discovered. Metal prices have fluctuated widely, particularly in recent years, and are affected by numerous factors, including international economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and worldwide production levels. The effect of these factors cannot accurately be predicted.

The mining industry is intensely competitive in all its phases. Valerie competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. Its operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce or eliminate the profitability of operations.

Outlook

Valerie continues to maintain a good financial position with working capital of $1.9 million. Option agreements on its mineral property interests allow Valerie to continue with exploration programs with minimal dilution of stock and working capital. Valerie's geologists will continue to review mineral property proposals for exploration and production prospects as well as other business opportunities.